Filed by Wright Medical Group, Inc.

pursuant to Rule to Rule 425

Under the Securities Act of 1933

Deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Wright Medical Group, Inc.

Commission File No. 001-35823

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CORPORATE PARTICIPANTS

Julie Tracy Wright Medical Group, Inc. - SVP and Chief Communications Officer

Bob Palmisano Wright Medical Group, Inc. - President and CEO

Lance Berry Wright Medical Group, Inc. - SVP and CFO

CONFERENCE CALL PARTICIPANTS

Jeff Johnson Robert W. Baird & Company - Analyst

Chris Pasquale JPMorgan Securities Inc. - Analyst

Matt Miksic Piper Jaffray & Co. - Analyst

Matthew O’Brien William Blair & Company - Analyst

Brad Mas Needham & Company - Analyst

Jason Wittes Brean Capital - Analyst

Young Lee Barclays Capital - Analyst

Richard Newitter Leerink Partners - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Q3 2014 Wright Medical Group, Inc. earnings conference call.

I will now have the call over to Julie Tracy. Please proceed, ma’am.

Julie Tracy - Wright Medical Group, Inc. - SVP and Chief Communications Officer

Thank you, and good afternoon, everyone. Welcome to Wright Medical Group’s third-quarter 2014 conference call. We appreciate you joining us. I am Julie Tracy, Wright’s Chief Communications Officer. With me on the call today are Bob Palmisano, Wright’s President and Chief Executive Officer; and Lance Berry, Wright’s Chief Financial Officer.

We issued a press release this afternoon regarding our third-quarter results. A copy of that press release is available on our website, at wmt.com. The agenda for this call will include a business update from Bob, a review of our financial results from Lance, followed by a question-and-answer session, and conclude with closing comments from Bob.

Before we begin, I would like to remind you that this presentation includes forward-looking statements, including statements about our outlook for 2014, the proposed transaction with Tornier, and Augment Bone Graft. Each forward-looking statement contained in this presentation is subject to risks and uncertainties that could cause actual results to differ materially from those projected in such statements. Additional information regarding these factors appears in the slide entitled cautionary note regarding forward-looking statements.

Information about Wright’s specific risks can be found under the heading Risk Factors in our annual report for the fiscal year ended December 31, 2013, that is filed with the Securities and Exchange Commission, and available at www.SEC.gov, and on our website at wmt.com. Information about risks related to Tornier can be found in the same places in their SEC filings.

The forward-looking statements in this presentation speak only as of the original date of this presentation, and we undertake no obligation to update or revise any of these statements.

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Our earnings release and today’s discussion include certain non-GAAP financial measures. Please refer to the reconciliations which appear in the tables of today’s press release, and are otherwise available on our website. Note further that our Form 8-K, filed today, provides a detailed narrative that describes the use of such measures.

With that introduction, it’s now my pleasure to turn the call over to Bob Palmisano. Bob?

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Thanks, Julie, and welcome to everyone joining us today. As announced last week, our third-quarter results were impacted by softer-than-anticipated results in our core US foot and ankle products, excluding total ankle, and in certain geographies of our international business. We continue to make progress in improving our growth rates in the third quarter, but we did not execute up to our capabilities this quarter; and, as a result, did not see the amount of improvement we had expected.

The US foot and ankle market is still strong, as is demand for our products internationally. As we said last week, we have already taken steps to improve our execution by making some organizational changes and by increasing focus of our — on our core foot and ankle categories. We have seen improved momentum in our US foot and ankle sales, late in Q3, and continuing into early Q4.

US core foot and ankle sales grew approximately 9% in Q2 and Q3 on a pro forma, same sales day basis. In September and October, the growth rate accelerated to over 13%. Additionally, we anticipate a more meaningful contribution in the coming quarters from sales reps and products acquired earlier this year. Our focus going forward will be on improving our execution to realize our full potential.

As you know, distribution in some international markets is complex, particularly where the number of different distributor levels made it difficult for us to have visibility to a true supply/demand situation. Therefore, we left the quarter with a significant amount of backorders. We have already taken steps to increase our visibility into the international supply chain that will, in the future, better enable us to match supply to demand.

As we have said it in the past, upper extremities and biologics were two areas in our business that needed external catalysts to drive meaningful improvement. With the announcement of the merger with Tornier, and the receipt the Augment approval letter, we have addressed both of these areas.

And when you put all of this together, you will have the premier, high-growth, global extremities and biologics company that is uniquely positioned for success in upper extremities, lower extremities, and biologics.

Now, moving on to our INFINITY launch. We are very pleased to see another quarter of strong sales growth in our total ankle products, which grew 25% on a global basis. We trained over 200 US physicians in the third quarter, a new record; and we expect this will enhance our ability to continue to grow our position in the end-stage arthritis market. In addition, our new rapid adoption process is yielding excellent results. We have seen that physicians who do cases right after training, adopt; and physicians who do multiple cases close to their training, convert.

With the launch of INFINITY, the availability of INBONE II for a revision option; next year’s anticipated availability of ENVISION, our dedicated revision option; and strong direct salesforce, we are directly addressing several key barriers to breach the adoption chasm. We can now facilitate a true continuum of care for total ankle replacement patients, and address a significant concern of physicians, who today are choosing fusion or conservative treatment instead of a total ankle replacement.

Improving our US foot and ankle sales productivity also remains an important initiative. As of the third-quarter 2014, our average US foot and ankle sales rep productivity now stands at approximately $920,000 per direct quota carrying rep, up from $880,000 in Q2. We expect to achieve our productivity goal of $1 million per rep rate exiting 2014, assuming our revised guidance. Given our sustained focus and attention in this area, I believe that we can reach a meaningful higher level than that goal in the future.

In summary, our INFINITY launch is moving into high gear. And that, combined with our continued focus on execution of our Vital Few initiatives, will further strengthen and expand our market-leading position. Also, very importantly, we will continue to execute the requirements of our corporate integrity agreement, and ensure that our compliance system continues to promote the highest standards of ethical and legal conduct in all the markets that we serve.

Switching now to last week’s positive news regarding the receipt of an approval letter for Augment Bone Graft, this major milestone paves the way for ultimate commercialization in the US for a foot and ankle or hindfoot fusion procedures, and further underscores our strength in biologics. Our focus now is on completing the requirements outlined in the approval letter and bringing Augment Bone Graft to the US market. Final approval is subject to customary pre-approval facilities inspections, which we expect to be completed in the December to January timeframe.

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Over the next few months, we will also train our US foot and ankle sales organization in preparation for US commercialization. Although the exact timing of the Augment launch is not known, a conservative timeframe is the first half of 2015, assuming satisfactory pre-approval inspection activity. We expect to be ready to launch Augment in the US immediately upon receipt of the final approval order from the FDA.

We have agreed with FDA on two post-approval studies. One is a fairly typical, 24-month conditions of actual use study, which follows the results of surgeons who did not participate in the original pivotal trial. And the other is a one-time, five-year evaluation of a certain number of pivotal study patients.

Since virtually all those pivotal study trial patients are now five years post-surgery, this is not onerous. I believe Augment will become a valuable new therapeutic option as an alternative to autograft and ankle and hindfoot fusion procedures, especially as it can eliminate potential complications, morbidity, and pain associated with autograft harvest.

In addition, Augment provides a platform technology for future new product development, particularly in various upper extremity areas. We look forward to addressing these with additional clinical studies.

Turning now to our planned merger with Tornier. As we communicated last week, this combination will create the premier global extremities biologics company, with an unsurpassed reach. Together, we will have the most comprehensive upper and lower extremity product portfolios in the market, extending our strong position and further accelerate our growth opportunities and path to profitability, all of which we believe will generate long-term value to our shareholders.

We have an exciting journey ahead of us as we bring together two great companies. To support this transaction, we will launch a rigorous planning process to determine our path to the future, and plan the details around this combination. Business continuity and a positive customer experience are top priorities. And we are highly focused on ensuring that distraction is minimized during the transition and integration period.

Both companies have built a deep and loyal customer base and strong brand recognition, which we will continue to leverage as we bring both companies together. More details will be available in the proxy statement, which we expect to be available by late December. We also look forward to sharing more details on our integration plan and progress in future calls.

Before I conclude, I did want to announce that Lance Berry will serve as Chief Financial Officer of the merged company. Both Lance and Shawn McCormick are two very accomplished and capable CFOs. I feel honored to have worked with both of them, and any organization would be lucky to have either. Given the structure of the transaction and the headquarters remaining in Memphis, I am delighted that Lance will serve as CFO for the combined company. We anticipate making other senior management team announcements in the upcoming months as our integration planning progresses.

With that, I would now ask Lance to provide further details on the third quarter and our updated guidance. Lance?

Lance Berry - Wright Medical Group, Inc. - SVP and CFO

Thanks, Bob. As we get started, please note that unless otherwise stated, all of today’s discussions regarding our growth rates refer to our constant currency growth rates; and our results of operations refer to our as-adjusted results, including stock-based compensation, as described by Julie during the introduction of our call. As a reminder, as a result of the previously announced acquisition of our hip and knee business by MicroPort Scientific, all current and historical operating results for the OrthoRecon business are reflected in discontinued operations. Unless otherwise noted, today’s discussions refer to results from continuing operations.

Globally, the foot and ankle business grew 29% on a constant currency basis, driven by US foot and ankle growth of 28% and international foot and ankle growth of 33%. In addition to growth in our core business, global foot and ankle growth was positively impacted by the Solana Surgical and OrthoPro acquisitions completed in Q1. And international foot and ankle growth was positively impacted by the Biotech acquisition completed in November of last year.

As we did on our last call, we will provide some estimated pro forma growth rates and commentary on the drivers of those growth rates to assist you with your modeling, and to provide additional transparency on the trajectory of our business.

First, I will discuss the US business. On a pro forma basis, US foot and ankle growth was approximately 12% in Q3, driven by total ankle growth of 22%. On a pro forma basis, our US biologics business declined 4%, primarily as a result of product rationalization following the Solana and OrthoPro acquisitions; and the US upper extremity business declined 7%.

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As we discussed on our call last week, the rate of progress in our US business is slower than we originally anticipated. And we have already taken steps to improve our sales execution by increasing focus on our core product categories, and are already starting to see a positive impact from these efforts.

Our international business grew 14% on a pro forma, constant currency basis this quarter. Demand remains strong in our international business, but product mix has fluctuated, which has made supply planning challenging. Late in the quarter, we were unable to fill some international distributor orders, which resulted in unanticipated backorders and a revenue shortfall.

As we move on to some detail below the sales line, please note that the expenses of the business are not really apples-to-apples to prior year, as the prior year does not reflect any expense dis-synergies associated with the split of the business.

Beginning with our Q3 gross margin, overall we achieved 77% for the quarter, which was an increase of 380 basis points over prior quarter. This fell slightly behind what we anticipated when we provided our full-year guidance earlier this year.

We expect to see improvement in Q4, but we’ll also likely be slightly lower than we originally anticipated. We view this as a timing issue. Nothing has changed with regard to our ability to achieve 80%-plus gross margins, but the slower revenue ramp is impacting the amount of progress we are able to make in 2014.

As to the line items making up our Q3 operating expenses, selling, general and administrative expenses totaled 87% of sales for the second quarter compared to 87% in the prior-year period. We are relatively flat year-over-year as a percentage of sales, as dis-synergies associated with the split of the business; higher run rate costs due to Solana, OrthoPro, and Biotech acquisitions; and investments related to the international expansion initiative were offset by leverage of our fixed costs and lower incentive compensation.

R&D expense totaled $5.9 million in Q3 of 2014 and $5.5 million in Q3 of 2013. In total, operating expenses during Q3 were in line with our expectations, and we still anticipate spending for the full year to be in line with our previous guidance. And finally, amortization expense was approximately $1.9 million compared to $700,000 in the prior year.

Below the operating income line, net interest expense and other expense totaled $2.4 million for Q3. Our Q3 effective tax rate, as adjusted, was approximately negative 1.3% expense for the quarter as compared to 39% in the prior-year period.

As a reminder, we recorded non-cash tax valuation allowance in Q4 against our deferred tax assets in US jurisdictions. Due to this, we will not have a tax benefit in 2014, and we still expect our full-year tax rate to be roughly 0.

Finally, for share count, our Q3 per-share results, as adjusted, are based on average diluted shares of 50 million for Q3 of this year, and average diluted shares of 46.4 million for Q3 2013.

Moving on to the balance sheet and cash flow, our combined cash and marketable securities balance totaled $276.2 million as of September 30, 2014. Our ending cash balance was less than anticipated, due to lower levels of EBITDA and timing of stock exercises for MicroPort employees and insurance reimbursements.

Now I will touch briefly on guidance. Consistent with past practice, please note that our guidance ranges and assumptions for 2014 exclude any consideration for the effect of potential future acquisitions or any other possible material business developments. Additionally, it is important to note that we will be using a number of non-GAAP financial measures to describe our outlook for the business. In particular, unless stated otherwise, all of today’s discussion regarding results of operations refer to our as-adjusted results of continuing operations. Our press release filed today notes those items that are excluded from our as-adjusted results.

As stated in last week’s press release, we updated our guidance for net sales from continuing operations for 2014 to $298 million to $302 million. This implies Q4 pro forma constant currency growth in a range of 8% to 13%. In addition, we are updating our previously communicated full-year 2014 adjusted EBITDA from continuing operations, as described in the GAAP to non-GAAP reconciliation in the press release, to negative $23 million to negative $26 million.

We are also updating our full-year 2014 as-adjusted earnings per share, including stock-based expense, of negative $1.40 to negative $1.46 per diluted share, based on approximately 49.7 million shares outstanding. Excluding any future acquisitions, amortization expense is expected to be in the range of approximately $2.5 million per quarter.

We still anticipate significant improvement in both gross margin and operating expenses as a percentage of sales in the second half of the year, as compared to the first. However, with the lower revenue expectation, we will not have the same level of improvement as we originally anticipated. The high end of our guidance range implies approximately breakeven EBITDA for the fourth quarter. Our goal is still to exit the year EBITDA-positive; but our primary focus is to improve our execution to accelerate revenue, as this will have the greatest impact on the future profitability of the business.

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As we look forward, post of the close of the transaction with Tornier, and once fully integrated, we expect the foot and ankle business and upper extremity business that are growing at or above market. This, combined with the benefits of Augment, is expected to result in a total combined Company that is growing in the mid-teens and approaching 20% EBITDA margins over the next 3 to 4 years.

In closing, we are very excited about the future benefits that the final approval of Augment Bone Graft and the merger with Tornier can bring to the business. As a mid-sized growth company, we will be uniquely positioned with leading technologies and specialized salesforces in the fastest-growing areas of orthopedics: upper extremities, lower extremities, and biologics. And that strong position will be further enhanced by the anticipated launch of Augment Bone Graft, which will add additional depth to what will be the most comprehensive extremity and biologics product portfolios in the industry, as well as providing a platform technology for future new product development.

With that, we would now like to open the call to take your questions.

QUESTION AND ANSWER

Operator

(Operator Instructions). Jeff Johnson, Robert W. Baird.

Jeff Johnson - Robert W. Baird & Company - Analyst

Bob, I wanted to start with you. I don’t think this was asked last week. Forgive me if it was. But with you staying on as CEO of the combined entity, could you just talk about maybe your longevity for the business, kind of your plans over the next few years, or however you could frame that for us?

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Are you saying something about my age, Jeff?

Jeff Johnson - Robert W. Baird & Company - Analyst

No — I’m going to defer answering that.

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

(laughter) I answer that usually by saying, I’m just getting the hang of this CEO thing, and hopefully that I can stay on for a while. I’m fully engaged in this. I have no plans to do anything else other than to see this through. I think this is a — of all the projects companies I’ve been involved in, where we are today, this is about the most exciting thing I’ve ever been involved in. So, I’m here. No plans to do anything else.

Jeff Johnson - Robert W. Baird & Company - Analyst

All right, great. Thanks.

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

I hope, with that news, the stock price doesn’t go down.

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Jeff Johnson - Robert W. Baird & Company - Analyst

(laughter) Well, I just want to move on to one other question, just on the product side. From an FTC standpoint, I know we tried to feel this issue out last week, but with the combination, do you think there’s more risk around ankle? Or how do you believe the FTC might view ankle, given that it’s such a nascent kind of emerging product category? Would that really be at risk, or are we thinking more maybe hammertoe? Or what areas do you think might, within the foot and ankle, be the biggest areas that we have to think about?

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

I don’t know for sure. With all of these mergers in our field, I think the FTC takes a close look, and we expect them to take a close look at this. We certainly have always believed that what we’re involved in here is the end-stage arthritis market, and there are various modalities to treat that. And there are many companies, very large companies, involved in this market. So I think that’s most likely the way that this should shake out. We’ll have to wait and see.

I do think that when we talk about the total ankle replacement market, that’s still a very small percentage of the end-stage arthritis market. If we have anything to say about it, it’s going to grow, because we think it’s a great treatment, and products have developed. But I do think that, for many years to come, is that there’s going to be a lot more procedures; patients treated for end-stage arthritis using fusions and those kinds of conservative treatment than there is total ankle replacement.

Jeff Johnson - Robert W. Baird & Company - Analyst

Yes. Okay, great. Now, is there any timelines you could put on, from an FTC standpoint, how we should be thinking about deadlines and/or dates on the calendar?

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

I don’t know what the schedule is, to tell you the truth. I think it’s just normal cycle that the legal function follows in filing with the FTC. And then there’s a period of time that they get back. If they have questions, they ask some questions, and then you respond to those. I don’t know the exact timeframe. But we still think that this whole thing should be done, including the FTC filings as well as shareholder votes, should get us into the March-April time period to get everything done.

Jeff Johnson - Robert W. Baird & Company - Analyst

Fair enough. Thank you, guys.

Operator

Chris Pasquale, JPMorgan.

Chris Pasquale - JPMorgan Securities Inc. - Analyst

Bob, I know we’ll get some of this information when the proxy is filed, but can you provide any background on how the Tornier deal really came together? Particularly given how the timing overlapped with Augment; I think that is something investors are curious about.

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Well, nothing that I didn’t say last week. I think that everything will come out in the proxy. We’ve been involved with Tornier for quite some time now. It just isn’t something that was a spur of the moment. And the timing just happened at the same time that Augment — we got the approval letter on Augment. When we were certainly discussing the merger with Tornier, they knew that we had Augment in front of the FDA, and that there was a risk that it would be approved or not approved. And they thought about that long and hard, and, I think, came to the conclusion that a merger was appropriate, even if we didn’t get Augment approved by the time the merger took place.

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I don’t know what else I can add. I’ve been asked that the question a number of times, and it’s just that — that’s just the way the timing happened to worked out.

Chris Pasquale - JPMorgan Securities Inc. - Analyst

Okay. And then one of the challenges with Augment’s long wait for approval that we found is that the clinical data is no longer fresh for most physicians. So what can you do to raise awareness as you prepare to launch that product, and reintroduce it to a clinical community that may have forgotten a little bit about it (multiple speakers)?

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Well, we have between now and the final approval to ramp up all of that. We have a whole team of people that have been chartered to have just an outstanding launch, which will include all the materials and communications that would go to physicians to make sure that they have an up-to-date picture of what this product is.

I think that we’ve — since we announced that we’ve gotten this approval letter, we’ve gotten tremendous response from physician community that they just can’t wait to get their hands on it. And we just have to hold them back right now until we can actually get it approved and into the market.

So, I think all that’s in the planning stages. But everything from soup to nuts is — we have a high-caliber team working on that, and this is the most important thing they’re working on, so I think we’re going to hit the ground running the day that that’s approved.

Chris Pasquale - JPMorgan Securities Inc. - Analyst

Thanks, Bob.

Operator

Matt Miksic, Piper Jaffray.

Matt Miksic - Piper Jaffray & Co. - Analyst

So, one on the — again, on the combination. I guess to ask the question about shoulders — and I think speaking to you, Bob; speaking to Tornier over the last couple of years — in some ways, this combination makes a lot of strategic sense. In some ways it’s a little bit of a surprise, to say the least.

Were you, over some period of time, actually thinking about adding shoulders; thinking about the value of bringing shoulder in, whether it was Tornier or another player? Or a buy-or-build strategy around shoulders? Or was this something that, in some ways, was more opportunistic, and just such a nice fit that it came together more naturally? And then I have one follow-up.

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Well, Matt, I’ve said often on these calls, and also in various other venues, that we needed some external catalyst to help our upper extremity business. We were not going to be able to arrest the decline that we were seeing because we didn’t have really any R&D dedicated to upper extremity. It was about $20 million in revenue, and each quarter it seemed to get worse. So we were looking at all kinds of options that would get us into a growth mode in upper extremity.

And we looked at a bunch of stuff. And when you put it all together with what — with Tornier, it seemed — when we actually put it together and looked at it, they said, this seems like a great combination in just about every way. There’s very little overlap. There’s a little bit of overlap on lower. They have a nice international infrastructure; we don’t.

So, when we really said, we have to do something, we looked at all the options available. And this really seemed to be, and still does seem to be, in my mind, a really terrific — not like a — we had to pick an option. This seems like a great opportunity. This is one of these things I think that if we do this right, it’s going to be not one and one equals three, but one and one equals 10.

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Matt Miksic - Piper Jaffray & Co. - Analyst

Wow. Okay. Well, that’s helpful. And then one follow-up, if I could, on the cost structure of Wright and the combined company. Again, I think prior to last week, right or wrong, most of us just were envisioning you and Wright being part of grafts, a larger organization here for now, and not necessarily tackling over the two years from now the cost structure that you adopted since the MicroPort deal.

So, taking a closer look at that again, it would be very helpful if you could maybe tick through whether it’s on the liability side, whether it’s quality, or whether there’s some opportunity to insource or rationalize some of the manufacturing in terms of fixed costs. Where are some of the more attractive opportunities to drive leverage, just thinking about Tornier and Wright coming together in the near term?

Lance Berry - Wright Medical Group, Inc. - SVP and CFO

Yes, Matt. So, a couple of things. There’s easier low-hanging fruit with just redundant corporate-type costs, public company costs, things of that nature. And so, we’ll get after those quickly. There are some opportunities in manufacturing. There’s things that Tornier outsources that we have the capability to manufacture in-house. And one of the big things with our gross margin initiative is we are creating efficiency and capacity, and the rate at which we can improve gross margin is dependent upon the rate at which volume increases. So the ability to bring stuff in-house can be very, very helpful for that. And so those are some examples.

And then on top of that, both of these companies were planning on individually strong revenue growth profiles that created strong leverage of fixed costs. And that dynamic is still there as the combined company, as well, on top of the cost synergies. So, with those things all working together, we think we can make good progress over the next several years to significantly improve the EBITDA margin of the business.

Matt Miksic - Piper Jaffray & Co. - Analyst

And anything on the liability side, related to MicroPort? I understand that there’s some residual costs that are related to the older large joint line. Is there anything that you can do to take those down, or assess the — do anything to restructure them so you have a leaner SG&A line?

Lance Berry - Wright Medical Group, Inc. - SVP and CFO

Well, a lot of the main impact of that is in the discontinued operations line. I think more of the — as far as the overhang from the previous hip and knee business is more about involving the Company over time to make our processes more in line with the extremities and biologics business, and allow us to be more efficient and not have to grow infrastructure and things like that over time, even though the business grows really quickly. So, I don’t think there’s an opportunity for some sort of overnight step function change. But I think we have a great opportunity to evolve our business over time to avoid cost increases.

Matt Miksic - Piper Jaffray & Co. - Analyst

Great, thank you.

Operator

Matthew O’Brien, William Blair.

Matthew O’Brien - William Blair & Company - Analyst

Bob, just a clarification — or maybe it was Lance. The mid-teens guidance commentary, is that more of a 3- to 4-year expectation. Or is that something for 2015, on a pro forma basis, we should expect for the combined entity?

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Yes, it’s for 2015, once the integration has taken place.

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Lance Berry - Wright Medical Group, Inc. - SVP and CFO

Yes. I would say, Matt, 2015 is really tough. So we don’t know timing of Augment exactly. We don’t know timing of close exactly. We don’t know the pace at which we’ll see dis-synergies. So that’s difficult for us to say.

So we’re just saying, when we get on the other side of those things, and we haven’t been as specific as exactly when — I would hope that would be sooner than three or four years out. But then that’s the type of business we should have. That’s what the business ought to be able to do.

So, we’re certainly — we don’t give 2015 guidance at this point in a normal year. And with all the moving parts we have right now, we’re certainly not giving that right now at this point. But really that’s the type of growth rate business we see that it can be, once we get on the other side of those things. And we’ll try to get on the other side of those things as quickly as possible.

Matthew O’Brien - William Blair & Company - Analyst

Okay, fair enough. And then just a couple of other quick questions. The integration issues you’re seeing with the acquired assets, how can you — what kind of confidence do you have that those problems won’t manifest as you integrate Tornier and their lower extremity business, as well as your upper extremity business? How are those two integrations different?

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

I’m not sure — which two?

Matthew O’Brien - William Blair & Company - Analyst

As you added Solano, OrthoPro, Biotech, you’ve seen some issues there. And then now you’re going to be rolling in a bigger organization. How do you not run into the same problems?

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Well, I think first of all, as I said before, there’s not a whole lot of overlap. What we did is with the acquisitions we made earlier this year is that the decision was made, rightly or wrongly, to integrate those things really immediately right into our current structure. With Tornier, the whole upper business is not going to be integrated. Is that they — that is something that will operate as a division under Dave Mowry. And so there’s not going to be that we think that integration risk.

On the lower, there is some integration risk. And I think that we’ve tried to put a stake in the ground, saying that dis-synergies should be in the $20 million, $25 million area. And I think that that gives us enough room that we can be able to operate.

Thirdly is that on these kinds of mergers, when you put two companies like this together, my experience is that — don’t do things too fast. That might be contrary to a lot of people are saying you should. But I think that — I’ve been on both sides of these, and it’s kind of like the Hippocratic oath: first, do no harm; and then see exactly what you have.

But we do have a thorough planning process. We have already started to meet on this. We have a high-level team of people from both sides reporting up to a steering committee of the senior people of both companies. And I think that we’re going to do everything imaginable to minimize any dis-synergy. But we have to realize that there’s probably going to be some, and we think that we have accounted for that.

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Matthew O’Brien - William Blair & Company - Analyst

Okay. And then just one more real quick one, if I may. You mentioned, Bob, the improved momentum in the foot and ankle business. I wasn’t real clear on the sources of that. And then, within that question, you’ve got Stryker out there putting up some pretty good foot and ankle results. There’s two bigger private companies that are getting bigger and bigger in foot and ankle. Can you talk about the competitive landscape heading into 2015 and beyond?

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Well, I’ve said this in the past, I obviously have a lot of respect for Stryker. It’s a great company. But I don’t think their foot and ankle business is comparable to our foot and ankle business. It’s not an apples-for-apples kind of accounting that they use. We’re really in the very specialized area — end-stage arthritis, total ankle replacement — and they are into trauma and a whole bunch of other things. So I don’t think that that is the — it’s just not apples-and-apples.

I do think that our plan is that, in our lower extremities, that we think that we can have a very high-growth business. And for the immediate future — next couple years, anyway, is that it’s really not — our growth is not really dependent on taking market share from someone else. This really is, particularly in the total ankle replacement products area, is converting physicians to doing total ankle replacements as opposed to fusions. Now, they are both good procedures; but for a lot of patients, total ankle replacements gives them a lot more mobility than they would have had on a fusion.

And the ASPs for us are better. So I think that the — I think the market is moving that way. I think that we have leading products that will help us grow that market. And then a couple years from now, I’m not exactly sure when, is that we’ll be more concerned about market share. But right now, it seems to be just how to expand the market. And I think that we have taken the attitude that, at this point, is we have this window of opportunity; we have superior products; let’s go for it. And let’s put every resource we have, and every bit of ingenuity and creativity we have, in order to grow that market. And I think we’ll be rewarded disproportionally high.

Matthew O’Brien - William Blair & Company - Analyst

Great, thank you.

Operator

Mike Matson, Needham & Co.

Brad Mas - Needham & Company - Analyst

This is Brad Mas in for Mike. Just a couple quick questions on Augment. Wondering your guys’ expectations for Augment to possibly cannibalize your other biologics products, once you roll it out.

Lance Berry - Wright Medical Group, Inc. - SVP and CFO

Yes, there could be some minor amount of that. But I think that’s mainly — vast majority incremental opportunity for us.

Brad Mas - Needham & Company - Analyst

And then can you talk about the investment that’s going to be required to commercialize (technical difficulty)?

Lance Berry - Wright Medical Group, Inc. - SVP and CFO

Yes, I’d say, largely, that investment has been made. Obviously, the big investment was everything to get it to this point in the approval process. From a salesforce standpoint, this is an ankle and hindfoot indication. Our foot and ankle salesforce carries biologics now, and these are procedures they call on, so that investment is already made. And then we also have a small team of biologics specialists that are already in place that will be ready to support this upon launch, as well.

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So, we will make incremental investments. This is a huge opportunity for our Company, and we will do everything that we can to make it be as powerful a launch as possible. But the big, infrastructure-type investments have been made.

Brad Mas - Needham & Company - Analyst

Great. And then just one last quick one. Wondering if you guys have any plans to begin additional trials for the injectable form of Augment.

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Yes, we have an IDE on that. And I think that some work has begun on that — had begun on that, and then will continue. As I said in my prepared remarks, is that we look at — and we see this as a platform technology. And we have clinical work ahead of us to expand out of the — where we’re headed in hindfoot and midfoot to fusions.

But we think it’s inappropriate in different areas; I would say, particularly in upper extremity. So we will be doing clinical work, starting, I think, sometime in 2015 on other indications. We have, now with the merger with Tornier, we have a large upper extremity salesforce that hopefully we can provide them with a terrific biologic for that area, as well.

Brad Mas - Needham & Company - Analyst

Great. Thanks, guys.

Operator

(Operator Instructions). Jason Wittes, Brean Capital.

Jason Wittes - Brean Capital - Analyst

Just wanted to ask about — Tornier recently moved to a direct salesforce, especially in their foot and ankle side of the business. Is that likely going to help you with the integration of the two companies?

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Well, I think they have — I’m not exactly sure of the percentage, but they have some direct. But most of their — I think are mid — I’m exactly sure of the number. Maybe half or so are what they would call directed. In other words, they are still working under a distributor, but sell only lower Tornier products. So it’s not exactly the same. It’s close. And as part of the integration process, we have to figure out how best to handle that. Because there is a little bit of a difference in that the right salesforce is direct. So, that is something that the integration team has as a high priority.

Jason Wittes - Brean Capital - Analyst

If I think about general timing to integrate salesforces, I think you said, the last two, you were probably a little too hasty in moving pieces around. And I think roughly — maybe I’m wrong on the numbers on the amount of time here — but I think that was roughly about a six-month transition, at least looking to where we are now. Is this something more like a one-year transition if you look at the (multiple speakers)?

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Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Well, I think that we — actually, I think that the other transition happened quicker than six months, and there was — and that was a decision that we made. And if I had it to do over again, I probably would have taken a little bit longer. Now, with this — I will just stipulate, right up front, is that we’re going to do this right. We’re in this for the long haul, so doing something quick is not the answer.

Doing this correctly, so that we don’t affect revenues more than we have to, and that we give our customers positive transition — a positive way forward, I think are the key guiding principles. So, I don’t think it’s going to take that long, a year; but I do think that we’re going to take our time and do this correct.

Jason Wittes - Brean Capital - Analyst

That’s very helpful. And then to switch gears, on the backlog issue that hit the international business, maybe I missed it, but what was the impact on the numbers this quarter, roughly speaking, especially in terms of growth overseas? And has this been resolved, or is this an issue that’s going to take some time to resolve, as well? I guess I wasn’t clear on that, either.

Lance Berry - Wright Medical Group, Inc. - SVP and CFO

Jason, we didn’t give specific details on that, as far as how much; we just noted that was one of the things that impacted us in the third quarter. And then we have taken actions. And that’s really about getting better visibility sooner into what exactly the demand is so that we can react to that. So we have taken steps, and we think it will be better, but we’ll have to continue to work at it. And it’s not necessarily going to fix itself overnight. But we think we already can do better in Q4 and make additional improvements thereafter.

Jason Wittes - Brean Capital - Analyst

Okay, that’s fair. And if something is in backlog and I’m a customer, roughly how long would I have to wait to get that item, at this point?

Lance Berry - Wright Medical Group, Inc. - SVP and CFO

It varies. Some stuff’s probably already been cleared out, probably shortly after the end of the quarter, and some stuff could be longer.

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

I would say that we had a significant amount of backorders in biologics in certain geographies. And it’s not that we didn’t have biologics in inventory; we just didn’t have the biologics that they wanted, because we didn’t have visibility through their supply chain. And then biologics do take a little bit longer. You just can’t — it takes a whole process to make them. But we certainly do feel that we have most of this behind us. We have instituted new processes that should yield much greater visibility; and, therefore, we can have a better supply/demand situation.

Jason Wittes - Brean Capital - Analyst

Okay, great. Very helpful, thank you.

Operator

Matt Taylor, Barclays.

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Young Lee - Barclays Capital - Analyst

This is actually [Young Lee] in for Matt Taylor. Thanks for taking our questions. I have a few questions about the deal. I guess to start, there’s a clause that talks about divesting assets that have trailing 12-month revenue in the US of around $15 million or more. Why was such a small number chosen for that clause? And would you walk away from the deal if you had to divest something that small, but over that hurdle?

Also, can you confirm whether some of your ankle assets had US sales greater than $15 million?

Lance Berry - Wright Medical Group, Inc. - SVP and CFO

We don’t anticipate any major issues with FTC that — and certainly nothing that could derail closing. And so I guess that’s the comment on that. As Bob said, for the most part, there’s not a lot of overlap in our businesses. And that all weighed into the thought process around where the threshold was put. And then, I don’t think either company has actually disclosed details around their revenue for their various total ankle products.

Young Lee - Barclays Capital - Analyst

Okay, thanks. Can you talk about the shareholders’ reaction to the deal? Are you surprised by the stock performance since the announcement? What do you think the Street or investors are missing?

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

What do you think? (laughter) You probably know more than I do. I think that, generally speaking, that people see the value in this transaction. I think in probably both companies’ stock, there were investors that were looking at more of a short-term kind of an exit, and perhaps they were disappointed. And not to say — excuse me, I’m coughing here. So, we had that reaction. But I think, in general, I think that the shareholders — particularly the long-term investors that we’ve had, see the value in this, and have told us that they were surprised. But that now they’ve gotten — the more they’ve gotten used to it, the more they like it.

Young Lee - Barclays Capital - Analyst

All right, great. Thank you so much for the color.

Operator

Richard Newitter, Leerink Partners.

Richard Newitter - Leerink Partners - Analyst

I was just wondering — and forgive me if you already mentioned this; I’ve been jumping around calls — have you guys indicated anything about where Augment pricing is expected to come in?

Lance Berry - Wright Medical Group, Inc. - SVP and CFO

Richard, what we said historically is we think we can price Augment meaningfully above most of the things out there in the market today, with its IDE study backing it up that we can command a premium to that; but still also price it at a discount to INFUSE, which is still used sometimes in foot and ankle. And we think we can have a very nice price point between those two things.

Richard Newitter - Leerink Partners - Analyst

Okay. And you guys have talked about a $300 million market opportunity. Can you break that down? I think normally there’s just two (technical difficulty). There’s a price and a volume number you multiply. Can you segment that opportunity a little bit with respect to the actual indications, and how you get to that number?

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Lance Berry - Wright Medical Group, Inc. - SVP and CFO

Yes, and we’ve talked about the number of procedures is kind of in the 75,000 to 100,000 a year range, depending on where exactly you look, and what all you scope into the procedures. That’s what we’re talking about, from a procedure volume standpoint.

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

And I would add, Richard, that that is given the current — once approved for the current indication, and that we have said that we will do the clinical work necessary, but we think that this has viability in other indications.

Richard Newitter - Leerink Partners - Analyst

Okay. So this is a $300 million market opportunity for the indication on-hand?

Lance Berry - Wright Medical Group, Inc. - SVP and CFO

Right.

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Correct.

Richard Newitter - Leerink Partners - Analyst

Okay. And then just one last one. Bob, why is $25 million in year one dis-synergies the right number? How do you guys come up with that (technical difficulty)?

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Well, I’ll turn it over to Lance, because they did a lot of math work on it. But we do think that having gone through a big transition when we went from distributors to direct is that you do lose some folks that take customers with them. And you have to prepare for that.

Secondly is that there are some folks, whether they be direct or indirect, that have gone from either Tornier to Wright, or Wright to Tornier, that probably are not sure what their future may be, because they might have burned some bridges by doing that.

And so that we’re just trying to account for that. It’s not a precise, perfect number, I’ll grant you that. But it’s kind of a range that we feel that we’re comfortable with.

Lance, do you want to add something to that?

Lance Berry - Wright Medical Group, Inc. - SVP and CFO

Yes, I would say that we tried to do as detailed analysis as we could around where overlapping revenue was, and in as granular a way as we could. That was primarily around the US foot and ankle business, because that is where the — more of the overlap is. And it was the best we could, knowing that it is an imprecise thing, a ground-up analysis to try and come up with that number.

So, a lot went into it. It’s not a perfect thing. We tried to use both teams’ experience on salesforce conversions and transitions, and leverage that as best we could. And that all went into the formula for coming up with the number.

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Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Okay?

Operator

Now I would like to turn the call back over to Bob Palmisano for closing remarks.

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Thanks, operator, and thank you all for joining us today. I want to reiterate my excitement for the bright future that I believe is ahead for Wright Medical. Our combination with Tornier represents a terrific opportunity to accelerate our long-term goal of becoming the industry leader in extremities and biologics. That, coupled with the final approval of Augment Bone Graft, gives me confidence that we will be well-positioned to drive sustained growth and create shareholder value.

I look forward to reporting our progress on future calls. We appreciate your interest and your continued support. This concludes our call.

Operator

Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Have a good day.

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Note on Non-GAAP Financial Measures

Wright Medical Group, Inc. (“Wright”) and Tornier N.V. (“Tornier”) use non-GAAP financial measures, including EBITDA, as adjusted. Their respective management teams believe that the presentation of these measures provides useful information to investors and that these measures may assist investors in evaluating their respective company’s operations, period over period. EBITDA is calculated by adding back to net income charges for interest, income taxes and depreciation and amortization expenses. While it is not possible to reconcile the adjusted EBITDA forecast in this communication to the nearest metric under U.S. generally accepted accounting principles (GAAP) of the combined business without unreasonable effort, the adjusted EBITDA forecast excludes non-cash stock based compensation expense and non-operating income and expense, as well as the expected impact of such items as transaction and transition costs, impacts from the sale of Wright’s OrthoRecon business and costs associated with distributor conversions and non-competes, all of which may be highly variable, difficult to predict and of a size that could have substantial impact on the combined company’s reported results of operations for a period. Investors should consider these non-GAAP measures only as a supplement to, not as a substitute for or as superior to, measures of financial performance prepared in accordance with GAAP.

Important Additional Information and Where to Find It

In connection with the proposed merger, Tornier plans to file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a joint proxy statement of Wright and Tornier that also constitutes a prospectus of Tornier. Wright and Tornier will make the joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Tornier and Wright with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Tornier and Wright. Requests for copies of the joint proxy statement/prospectus and other documents filed by Wright with the SEC may be made by contacting Julie Tracy, Senior Vice President and Chief Communications Officer by phone at (901) 290-5817 or by email at julie.tracy@wmt.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Tornier may be made by contacting Shawn McCormick, Chief Financial Officer by phone at (952) 426-7646 or by email at shawn.mccormick@tornier.com.

Wright, Tornier, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Wright’s and Tornier’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Wright and their ownership of Wright stock is set forth in Wright’s annual report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 27, 2014 and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 31, 2014. Information regarding Tornier’s directors and executive officers is contained in Tornier’s annual report on Form 10-K for the fiscal year ended December 29, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual general meeting of shareholders, which was filed with the SEC on May 16, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Wright and Tornier may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Wright and Tornier shareholders will be included in the joint proxy statement/prospectus.

Cautionary Note Regarding Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. Forward-looking statements in this communication include but are not limited to, statements about the benefits of the transaction; potential synergies and cost savings and the timing thereof; future financial and operating results; the expected timing of the completion of the transaction; the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services, the approvable status and anticipated final PMA approval of Wright’s Augment® Bone Graft product, and the positive effects such final approval is anticipated to have on the combined business. Each forward-looking statement contained in this communication is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, uncertainties as to the timing of the transaction; uncertainties as to whether Tornier shareholders and Wright shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, or the terms of such approval; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of Wright’s or Tornier’s control; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of Wright and Tornier may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on Wright’s and Tornier’s respective business relationships with third parties; transaction costs; actual or contingent liabilities; the adequacy of the combined company’s capital resources; failure or delay in ultimately obtaining FDA approval of Wright’s Augment® Bone Graft for commercial sale in the United States, and the risks identified under the heading “Risk Factors” in Wright’s Annual Report on Form 10-K, filed with the SEC on February 27, 2014, and Tornier’s Annual Report on Form 10-K, file with the SEC on February 21, 2014, as well as both companies’ subsequent Quarterly Reports on Form 10-Q and other information filed by each company with the SEC. We caution investors not to place considerable reliance on the forward-looking statements contained in this presentation. You are encouraged to read Wright’s and Tornier’s filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this communication speak only as of the date of this document, and we undertake no obligation to update or revise any of these statements. Our businesses are subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.